                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                 SCHEDULE 13-G

                   Under the Securities Exchange Act of 1934

                              (Amendment No.    )


                              Rose's Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  777764-30-9
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                        13G

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      May Management, Inc.
      93-0577520
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Oregon

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                          SOLE VOTING POWER
                     5
     NUMBER OF            100,595

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             100,595

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,330,375
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,430,970 shares

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      16.7%

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      TYPE OF REPORTING PERSON*
12
      BD

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Earle C. May

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            104,595

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             104,595

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,330,375
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,434,970 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      16.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                 SCHEDULE 13-G

Item 1(a) Name of Issuer:

          Rose's Stores, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          218 South Garnett Street
          Henderson, NC 27536

Item 2(a) Name of Person Filing:

          May Management, Inc.
          Earle C. May

Item 2(b) Address of Principal Business Office:

          4550 Kruse Way, Suite 345
          Lake Oswego, OR  97035

Item 2(c) Citizenship:

          Oregon

Items 2(d)Title and Class of Securities:

          Common Stock

Item 2(e) CUSIP:

          777764-30-9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

 [X] Broker or Dealer registered under Section 15 of the Act.

 [X] Investment Adviser registered under Section 203 of the Investment Advisers
     Act of 1940

Item 4.   Ownership:

          By virtue of his ownership and control of May Management, Inc., Earle
C. May may be deemed to be the beneficial owner of all shares of Rose's Stores, Inc. (the "Company") common stock beneficially owned by May Management, Inc. May Management, Inc. may be deemed to be the beneficial owner of all shares of the Company's common stock held in customer accounts managed by it because it has shared dispositive power with respect to such shares. Set forth below is information with respect to (a) the share holdings of customers of May Management, Inc., (b) the share holdings of May Management, Inc. and (c) the share holdings of Earle C. May.

     (a) The shares of Company common stock listed below were held as of July 30, 1997 by customers of May Management, Inc. in accounts managed by May Management, Inc.:

          (A)  Amount beneficially owned: 1,330,375

          (B)  Percent of class:   16.7%

          (C) Number of shares as to which May Management, Inc. and Earle C. May have:

               (1) sole power to vote or direct to vote: 0
               (2) shared power to vote or direct to vote: 0
               (3) sole power to dispose of or direct disposition of: 0
               (4) shared power to dispose or direct disposition of: 1,330,375

     (b) The Shares listed below were held as of July 30, 1997 by May Management, Inc. for its own account:

          (A) Amount beneficially owned: 100,595 shares

          (B)  Percent of class: 1.2%

          (C)  Number of shares as to which such person has:

               (1) sole power to vote or direct to vote: 100,595
               (2) shared power to vote or direct to vote: 0
               (3) sole power to dispose of or direct disposition of: 100,595
               (4) shared power to dispose or direct disposition of: 0

     (c) The Shares listed below were held as of July 30, 1997 by Earle C. May for his own account:

          (A) Amount beneficially owned: 4,000 shares

          (B)  Percent of class:

          (C) Number of shares as to which such person has:

               (1) sole power to vote or direct to vote: 4,000
               (2) shared power to vote or direct to vote: 0
               (3) sole power to dispose of or direct disposition of: 4,000
               (4) shared power to dispose or direct disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The customers of May Management, Inc. have the power to direct the sale of the shares held in their accounts and the proceeds of such sales.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.  Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 25, 1997


                              /s/ Earle C. May
                              -----------------------------
                              Earle C. May


                              MAY MANAGEMENT, INC.


                              By:/s/ Earle C. May
                              -----------------------------
                                    Earle C. May, President